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                                                      UNITED STATES                                      OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                            ---------------------------
                                                 Washington, D.C. 20549                                  OMB Number: 3235-0058
                                                                                                         Expires: January 31, 2005
                                                                                                         Estimated average burden
                                                                                                         hours per response.....2.50
                                                                                                         ---------------------------
                                                FORM 12b-25                                              SEC FILE NUMBER
                                        NOTIFICATION OF LATE FILING                                      0-25942
                                                                                                         ---------------------------
(Check One): [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [x] Form 10-Q   [ ]Form N-SAR              CUSIP NUMBER
                                                                                                         784878 10 0
                                                                                                         ---------------------------
      For Period Ended:  March 31, 2002
                     --------------
      [ ]  Transition  Report on Form  10-K
      [ ]  Transition  Report  on  Form  20-F
      [ ]  Transition  Report on Form 11-K
      [ ]  Transition  Report on Form 10-Q
      [ ]  Transition Report on Form N-SAR
      For the Transition Period Ended:_____________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

SVT Inc.
-----------------------
Full Name of Registrant

SWWT, Inc. (until February 1, 2002)
-----------------------------------
Former Name if Applicable

59 John Street, 3rd Floor
---------------------------------------------------------
Address or Principal Executive Office (Street and Number)

New York, NY 10038
------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)

[X]  (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


               Because of unanticipated delays, the registrant has not been able to complete the registrant's unaudited financial statements for the quarter ended March 31, 2002 and obtain the necessary management review of this filing on or prior to May 15, 2002 without incurring unreasonable effort or expense.




PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael Bell
         ------------
          (Name)

         (646) 792-6594
         ------------------------------
         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               As described in Item 1 of the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the registrant has only recently resumed active business operations as a result of a series of interrelated transactions which resulted in the combination, effective February 1, 2002, of the operations of the registrant and SanVision Technology Inc. ("SanVision"). Based on the incorporation of SanVision's operations, the earnings statements and the balance sheet to be included in the registrant's Form 10-Q report for the quarter ended March 31, 2002 will be substantially different from those in the registrant's report on Form 10-Q for the quarter ended March 31, 2001.

               The combination with SanVision is being accounted for as a reverse merger. Based on the additional accounting rules and guidance to be followed regarding reverse merger transactions, the closing process for the quarter ended March 31, 2002 has been delayed. The registrant expects to report a loss for that quarter, which is primarily a result of non-cash expenses related to the issuance of common stock in connection with the combination and stock option activity. The registrant is still in the process of finalizing the March 31, 2002 operating results and cannot give a reasonable estimate at this time.


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                                    SVT Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 2002                               By:/s/Michael Bell
                                                       ---------------
                                                       Michael Bell
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).





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